December 10, 2008
Via EDGAR and Facsimile Transmission:
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attn: Mark P. Shuman, Branch Chief — Legal

Re:	Ebix, Inc. Form S-1 Filed on April 22, 2008 File No. 333-150371 Amendment No. 2 filed on November 19, 2008
Dear Mr. Shuman:
          This letter is being provided on behalf of Ebix, Inc. (the “Company”, or “Ebix”) in response to the November 20, 2008 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing.
          The comments from your letter are reproduced below in bold-faced text followed by the Company’s responses. We are also sending a courtesy copy of this letter to Mr. Ingram via facsimile.
General
1. Refer to comment 1 of our letter dated November 7, 2008. Because the offer and sale of the convertible promissory note to Whitebox VSC on July 11, 2008 was not complete prior to the filing of the registration statement that included the resale of shares issuable upon conversion of the note, it appears as though you registered part of an indirect primary offering of common stock by EBIX that was commenced in unregistered form. In this situation, Rule 152 appears to be unavailable to separate the issuance and resale as separate transactions. We note the removal of the shares issuable under that note from Amendment 2 to the registration statement. It does not appear however that you have addressed the potential Securities Act implications of commencing a public offering of securities issued in an unregistered offering that was not complete when the public offering commenced. For example, you have not provided disclosure in the risk factors section, management’s discussion and analysis, or the

Securities and Exchange Commission
Attn: Mark P. Shuman
December 10, 2008

contingency portion of the notes to financial statements. Please provide us with an analysis providing support for your conclusions in this respect. Advise us regarding whether the independent auditor has been notified and consulted in this regard and whether it concurs with the issuer’s conclusions on these disclosure matters.
          We have reviewed the staff’s comment and, after reviewing the facts and circumstances surrounding the sale of the secured convertible promissory note (the “Note”) to Whitebox VSC (“Whitebox”) on July 11, 2008, we have concluded for the reasons set forth below that such sale was clearly exempt from registration in accordance with Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). We believe our conclusion is consistent with the guidance provided by the Securities and Exchange Commission’s (the “Commission”) Division of Corporate Finance (the “Division”) in Release 33-8828 (the “Interpretive Release”) as it relates to Rule 152 promulgated under the Securities Act (“Rule 152”), as well as the Division’s previously issued no-action letters and its publicly available Compliance and Disclosure Interpretations (“C&DIs”).
          Through its interpretative guidance relating to concurrent registered offerings and private placements and private investment in public equity (“PIPE”) transactions, including those with equity line financing, the Division has stated that under certain facts and circumstances: (a) a private placement transaction can be conducted at the same time that a registered offering is on file with the Commission, so long as it is completed prior to the effectiveness of the resale registration statement, and (b) that a private placement can be undertaken concurrently with a registered offering (including those private placements which take place after the registration statement has been filed), so long as the issuer can demonstrate that the investor was not “solicited” through the registered offering.
          However, to the extent that a Section 4(2) exempt offering is completed during the pendency of a registered offering, the Division does not provide guidance as to when or how such privately placed securities may be subsequently registered for resale (i.e., in the current registration statement which was not yet declared effective or in a separately subsequently filed registration statement). It only addresses this as a factor to be considered in the evaluating whether a Section 4(2) exemption exists. To the extent that a valid Section 4(2) exemption can be established, there is no guidance relating to the appropriate method to register a subsequent resale.
Background
          The Company’s common stock has been registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since 1983, and it currently files periodic reports under Section 13 of the Exchange Act.
          On April 22, 2008, the Company filed the above-captioned registration statement on Form S-1 (the “Registration Statement”) to register shares of its common stock for resale by certain investors identified therein which had purchased their shares pursuant to an exemption from registration under the Securities Act. Included in the Registration Statement were shares of common stock of the Company that are issuable to Whitebox pursuant to the terms of a convertible note purchased by Whitebox from the Company for $20 million. As indicated in the Registration Statement filed with the Commission, the note has a maturity date of December 18, 2009, in the original principal amount of $20 million, and is convertible into the Company’s

Securities and Exchange Commission
Attn: Mark P. Shuman
December 10, 2008

common stock at a rate of $21.28 per share, subject to certain adjustments as set forth in the note. The maturity date of the note may be extended by Whitebox until December 18, 2011, if the trading price of the company’s common stock does not exceed $25.00 per share for any 30 consecutive trading days prior to the original maturity date.
          The Division’s staff issued comments to the Registration Statement on May 12, 2008.
          During the pendency of the Registration Statement, the Company concluded that it needed to raise additional capital to fund its operations and to fully execute its business plans. Accordingly, on July 11, 2008, the Company sold the Note to Whitebox for $15 million. As indicated in pre-effective amendment no. 1 to the Registration Statement (“Amendment No.1”), the Note has a maturity date of July 11, 2010 and is convertible into the Company’s common stock at a rate of $28.00 per share, subject to certain adjustments as set forth in the Note. The maturity date of the Note may be extended by Whitebox until July 11, 2012, if the trading price of the Company’s common stock does not exceed $32.90 per share for any 30 consecutive trading days prior to the maturity date.
          On November 4, 2008, the Company filed Amendment No.1.
          Amendment No.1, which was filed almost six and a half months after the Registration Statement was initially filed and nearly four months after the sale of the Note to Whitebox, contained the Company’s responses to the comments raised by the Division’s staff. Further, given the length of time that had transpired from the date of the original filing and the issuance of the Note to Whitebox, the shares issuable to Whitebox pursuant to the Note were included in Amendment No.1 for registration.
Analysis
          Section 4(2) of the Securities Act provides an exemption from registration for securities issued in “transactions by an issuer not involving a public offering.” The determination of whether a company may rely upon Section 4(2) of the Securities Act is subject to the consideration of a number of factors which relate to whether the offer and sale of the subject securities were publicly offered or sold. Among other things, critical to this analysis is: (a) whether the investor is purchasing the securities for its own account for investment purposes or whether the investor is purchasing with a view to a distribution and (b) whether the securities were offered pursuant to a “general solicitation” which is calculated to appeal to the public at large (which, in turn, relate to the number of offerees). As discussed below, we believe that the sale of the Note (and the underlying shares of common stock of the Company into which the Note is convertible) was made in a manner consistent with Section 4(2) of the Securities Act.
          No View To A Distribution.
          One of the factors considered in analyzing whether the offer and sale of a security is exempt under Section 4(2) of the Securities Act is whether the issuer has actually sold the securities in non-public offering or whether the investor is acting as an “underwriter” under Section 2(a)(11) of the Securities Act in connection with a public offering. Specifically, the Commission has long been concerned with whether an investor in a privately placed offering is purchasing the security for its own account, for investment purposes, or whether the investor

Securities and Exchange Commission
Attn: Mark P. Shuman
December 10, 2008

was instead acting as a conduit for a distribution of the offering to the public by the issuer. Its underlying concern in such instances is that an issuer might be circumventing the registration process and subjecting the public to risk which has not been properly disclosed.
          The question that has faced the Commission is whether an investor who has purchased securities in a private placement transaction from an issuer under Section 4(2) of the Securities Act or Regulation D promulgated thereunder and soon thereafter registers such securities for resale has really purchased the securities for its own account, for investment purposes, or has instead purchased the securities from the “issuer with a view to, or offers or sell for an issuer in connection with, the distribution” of such securities. The underlying concern is whether the private placement sale of securities similar to that which are being registered should be integrated into the subsequent registered offering for the resale of such securities. To resolve certain uncertainties relating to the integration issues, the Commission adopted Rule 152 as a safe harbor for issuers undertaking a registered public offering after conducting a private offering. Rule 152 provides:
“The phrase ‘transactions by an issuer not involving any public offering’ in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.”
          The Division, in its various no-action letters addressing the availability of the Rule 152 to PIPE transactions, has extended the applicability of the safe harbor by basing its determinations primarily on whether the Section 4(2) private offering had actually been completed at the time of the subsequent public offering. In the Division’s no-action letter to Black Box Incorporated (June 26, 1990) (“Black Box”), the Division makes it clear that a private offering is deemed to be completed as soon as commitments for the offering are in place from all investors in the offering and such commitments are only subject to factors outside of their control so that the investor has no further investment decision. See also the Division’s no-action letter to Squadron, Ellenoff, Pleasant & Lehrer (February 22, 1992) (“Squadron Ellenoff”). Further, in the Interpretive Release the Division also confirms its position that a completed private offering will not be integrated with a subsequently filed public offering even if such public offering was contemplated at the time of the private offering (citing the Division’s no-action letter to Verticom (February 12, 1986)). Similarly, when analyzing that applicability of Rule 152 to “equity line” financing placements, the Division also has permitted reliance on the safe harbor for public resale registrations where the risk of the earlier placement has been irrevocably transferred to the investor prior to the effective date of the registration statement and as such the investor is irrevocably bound to purchase the securities prior to effectiveness. See C&DIs Securities Act Sections, Question 139.13.
          With respect to the private placements of convertible securities, the Division’s analysis of whether the risk of the private placement has been irrevocably transferred to the investor has focused on whether the conversion price is tied to a particular market price of the issuer’s underlying common stock. Unlike private placements where a convertible security is tied to a fluctuating price of the issuer’s common stock, the Division has indicated that a private placement of convertible securities tied to a fixed price will be deemed a completed placement and qualified to rely on Rule 152. See C&DIs Securities Act Sections, Question 139.06.
          The foregoing positions, however, primarily address the registration of securities

Securities and Exchange Commission
Attn: Mark P. Shuman
December 10, 2008

following the private sale of securities and when that sale needs to be completed prior to the effectiveness of the registration statement in which those securities are to be registered for resale by the investor.
          Building off of the analysis and underlying philosophy described above, the Division expanded its consideration of the integration issue to address situations similar to the Company’s position in which an issuer conducts a private placement during the pendency of an existing registration statement. In the Black Box and Squadron Ellenoff no-action letters, the Division took the position that, notwithstanding the filing of a registration statement, a company could continue to conduct concurrent private placements without necessarily having to integrate those offerings with ongoing public offerings so long as the private placements were made to no more than a few accredited investors. The Division’s guidance under the Interpretive Release confirms this position as it relates to concurrent private placements and public offerings and specifically acknowledges that its allowance of Section 4(2) private placements concurrently with pending registration statements stems from its recognition that a “company’s financing needs do not end with the filing of a registration statement.” Under the Interpretative Release, the primary focus of the inquiry is not the concurrent nature of the offering, but rather, whether the registration statement caused there to be a general solicitation of investors in connection with the private placement. This aspect of the analysis as it relates to the issuance of the Note is addressed in greater detail below.
          Based on the guidance provided by the Division, the common factor for concluding that a private placement offering does not need to be integrated with a subsequent or a concurrent registered public offering is whether the securities had “come to rest” with the investor in the private placement offering and that the investor had assumed the risk inherent in the investment. In other words, if the issuer can demonstrate that the risk of the investment in the privately placed securities has been transferred to the investor in a real sense, then the subsequent registration of the resale of the securities will not be integrated with the registered offering.
          The issuance of the Note falls squarely within the guidance provided by the Division in Black Box, Squadron Ellenoff, and the Interpretative Release. The Note was sold and the risks attendant therewith was shifted entirely to Whitebox at the time of sale in July 2008. All terms and conditions underlying the Note were definitive and final at the time of issuance and the Note does not provide any rights of Whitebox to renegotiate any terms related to its convertible securities, and the price of Company stock at which the Note is convertible is fixed.
          Further, a close look at the facts and circumstances surrounding the issuance of the Note and the filings of the Registration Statement and Amendment No.1 clearly establishes that at the time of the sale of the Note, Whitebox held no view towards distribution of the Company’s common stock issuable upon conversion of the Note.
•	The shares issuable upon conversion of the Note were not immediately registered for resale. In fact, the underlying shares were not included in a resale registration statement until Amendment No.1 was filed, approximately four months after the sale of the Note. At the time of their registration in Amendment No.1, these shares were only two months shy of becoming eligible for open market trading under Rule 144.

Securities and Exchange Commission
Attn: Mark P. Shuman
December 10, 2008

•	Whitebox specifically represents to the Company under the Secured Convertible Note Purchase Agreement (the “Purchase Agreement”) that it is purchasing the Note for investment purposes only, and not with a view to a distribution of the securities.

•	Whitebox also represents in the Purchase Agreement that it understands such restrictions on the issuable shares and covenants that it will not attempt to transfer the shares in violation of any federal securities law.

•	The Note itself contains a legend restricting transfer except where the issuable shares would become properly registered or where they might be sold under another exemption.

•	The Note contains no provisions which might alter its terms upon the filing or effectiveness of a future registration statement.
          All of these facts belie the impression that Whitebox was contemplating a quick public distribution after the Note’s offering. As shown throughout this letter, Whitebox took ownership of all risk associated with the shares underlying the Note upon its purchase, and the issuable shares had plainly come to rest months prior to the time of their registration in Amendment No.1.
           Based on the foregoing (and as addressed below with respect to general solicitation issues), we believe that the issuance of the Note (and the underlying shares of common stock into which it is convertible) was made in compliance with Section 4(2) of the Securities Act.
          No General Solicitation.
           By the nature of the exemption afforded by Section 4(2) of the Securities Act, the offer and sale of the securities must not be conducted through a “general solicitation” calculated to appeal to the public at large (which, in turn, relates to the number of offerees).
          This analysis becomes problematic if a registration statement is on file with the Commission at the time of a proposed private placement transaction, especially if the same type of securities being offered in the private placement is being registered in the public registration statement. The concern is that the public filing of the registration statement may serve as a general solicitation of investors for the private placement.
          As discussed above, the Division addressed this issue in the Black Box and Squadron Ellenoff no-action letters. In those no action letters, the Division took the position that, notwithstanding the filing of a registration statement, a company could continue to conduct concurrent private placements without necessarily having to integrate those offerings with ongoing public offerings so long as the private placements were made to no more than a few accredited investors. The concept being that an offering to a limited number of sophisticated investors would not involve a “public offering” and in such a transaction with such investors there is no need for the protection of Section 5 of the Securities Act.
          In response to recommendations contained in the Final Report of the Advisory Committee on Smaller Public Companies to the United States Securities and Exchange commission (April 23, 2006), the Interpretative Release expanded the number and type of

Securities and Exchange Commission
Attn: Mark P. Shuman
December 10, 2008

offerees to which a company could issue securities under Section 4(2) during a pending public offering by shifting the focus from the number and type of investors to a company’s relationship with potential investors. The Division acknowledges in the Interpretive Release that its allowance of Section 4(2) private placements concurrently with pending registration statements stems from its recognition that a “company’s financing needs do not end with the filing of a registration statement.” and that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of a registration statement” (emphasis added).
          The Interpretive Release provides that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Division.” The Interpretive Release also provides that a private placement could be conducted in accordance with Section 4(2) concurrently with a pending registration statement if a company is able to solicit interest in the private placement from investors who were not identified or contacted through the marketing of the public offering and who did not independently contact such company as a result of a general solicitation by means of the registration statement.
          The Company, facing a need for capital during the pendency of the Registration Statement, issued the Note in accordance with guidance in the Black Box and Squadron Ellenoff no-action letters as well as the Interpretive Release.
          As described above, the Company’s offer of the Note was made only to Whitebox and was not part of any larger offering. The Company maintained a substantive, pre-existing relationship with Whitebox prior to the filing of the Registration Statement as evidenced by the registration in the Registration Statement of shares issuable under a convertible note previously granted to Whitebox. The Company has known Whitebox as a potential investor since December 2007 when an agent of the Company brought Whitebox to its attention. As such, it would be difficult to maintain that Whitebox’s interest in the Company was piqued by the filing of the Registration Statement. Furthermore, the Registration Statement was a secondary registration of Company securities and not a general solicitation or a public offering. Whitebox was not solicited to purchase the Note as a result of the filing of the Registration Statement, and it clearly did not contact the Company as an interested potential investor due to the filing of the Registration Statement.
          We believe that the private placement of the Note was made without any form of general solicitation.
Resale of the Privately Sold Securities
          To the extent that a company completes the private sale of securities during the pendency of a registration statement, there is no clear guidance as to how these shares can be registered for resale by the investor. Do they need to be included in a separate registration statement filed after the registration statement on file is declared effective by the Commission or

Securities and Exchange Commission
Attn: Mark P. Shuman
December 10, 2008

can they merely be added to the existing registration statement? To the extent that a valid Section 4(2) exemption can be established, there is no guidance relating to the appropriate method to register a subsequent resale.
          The Division’s current guidance only addresses the ability to utilize the existing registration statement in the context of evaluating whether a Section 4(2) exemption exists, not whether it can be used once a Section 4(2) exempt offering has been completed. The Division has noted in various interpretations, including C&DIs, Securities Act Sections, Question 139.06, that where an issuer has placed a registration statement on file for resale before the placement of a private offering, the registration statement may “cast doubt” on the validity of the Section 4(2) exemption for the private offering as the availability of the registration statement would call into question the issuer’s contemplation of distribution at the time of the private offering. Its “cast doubt” analysis appears to stem from a factor in the five part test in the General Conditions to Regulation D that securities not be placed with a view towards distribution lest they be deemed part of the same plan of financing as the earlier registration statement. This interpretation, however, clearly deals with the filing of a registration statement before the private offering or sale of the shares to be sold in the registration statement had been commenced or any parties are irrevocably bound to purchase the securities before the filing — points specifically addressed in the C&DIs dealing with PIPE transaction and in the Black Box and Squadron Ellenoff no-action letters.
          Its application to the issuance of private placement securities that were not even contemplated at the time that the registration statement was initially filed is unclear, especially in light of the safe harbor of Rule 152 and the positions taken thereunder with respect to concurrent offerings during the pendency of a registration statement and the interpretative positions taken in the Black Box and Squadron Ellenoff no-action letters. Based on the foregoing, the interpretation set forth in C&DIs Securities Act Sections, Question 139.06 must be analyzed in the context of the facts and circumstances of the private placement transaction and is one factor to be considered in determining whether the securities were purchased with a view to a public distribution.
          Without attempting to address all of the circumstances where this interpretation should or should not apply, we do not believe it should apply in a circumstance where the privately placed securities were sold and the risks attendant therewith were shifted entirely to the investor a significant amount of time before such privately placed securities are included in the registration statement, such as was the case with the Note. Holding the Note four months prior to including its issuable shares in Amendment No.1 certainly removes any doubt as to whether the investor was taking true ownership in and risks of the securities.
          For the reasons described under the caption “No View To A Distribution,” we believe that this position falls within the ambit of the Division’s prior guidance in the Black Box and Squadron Ellenoff no-action letters and the Interpretative Letter which permits private placements to close immediately prior to the effectiveness of the resale registration statement so long as the ownership of the securities and the attendant risks thereof are transferred prior to the effective date.
          In fact, if the shares underlying the Note had not been included in Amendment No.1, the private placement would have been undertaken completely within the four corners of the Interpretative Release.

Securities and Exchange Commission
Attn: Mark P. Shuman
December 10, 2008

          However, as indicated above, there is no clear guidance on how such securities privately placed concurrently with a registered offering are to be registered for resale. To the extent that a valid Section 4(2) exemption can be demonstrated (whether due to a reasonable holding period after purchase or otherwise), it is unclear why such shares should be excluded from being registered in the existing registration statement if it has not yet been declared effective. Where the registration process is prolonged, to require that the privately issued securities may be registered only after the effective date of any registration statement existing at the time of the private placement would appear to serve little purpose if, instead, the privately placed securities can be earlier resold under Rule 144. Further, any subsequently filed registration statement to register the privately placed securities can be combined with the prior registration statement under Rule 429 into a single prospectus — which, in essence, will be the same prospectus that would have been used if the privately placed securities were included in the original registration statement.
Conclusion
          Accordingly, based on the Division’s prior guidance, we believe that the offer and sale of the Note was exempt from registration under Section 5 of the Securities Act pursuant to exemption therefrom afforded by Section 4(2) and Rule 152 promulgated thereunder.
          The Company recognizes that its position is unique and that very little guidance exists for a private placement completed during the pendency of a registration statement whose shares are then registered as part of the amendment to such registration statement. While it understands the Division’s questions regarding the availability of the Section 4(2) exemption, for the reasons set forth below and described in greater detail above), the Company believes that it should be able to rely upon the exemption from registration under Section 4(2) of the Securities Act in connection with the issuance of the Note:
•	The Company’s issuance of the Note was not part of a general solicitation. At the time of the filing of Amendment No.1, the offering had long since been completed for purposes of Rule 152 and all risk associated with the placement of the Note had transferred to Whitebox upon its issuance.

•	The Company followed guidance provided by the Division when conducting a private offering while a registration statement was pending. Its placement of the Note to Whitebox was clearly not part of a general solicitation. Whitebox and the Company had a substantive, pre-existing relationship at the time of the Note’s issuance. It plainly did not become interested in the Company due to the Company’s resale registration of shares issuable to it.

•	Whitebox did not purchase the Note with the view towards distributing the shares issuable under the Note. The sale of the Note to Whitebox and subsequent registration of the Note did not subject the public to any additional risk due to lack of disclosure.
          Finally, any real risk to the public from a potential unregistered private placement would be from the lack of disclosure during any resale to the public. The Company’s placement does not raise the same potential issues regarding disclosure as the shares were subsequently registered utilizing the most detailed form of registration statement. Also, to not permit the

Securities and Exchange Commission
Attn: Mark P. Shuman
December 10, 2008

Company to register these shares under the Note for resale under a Form S-1 four months after their placement would be inconsistent with the Division’s allowance in various no-action letters and C&DIs of Section 4(2) exemptions for placements not set to close until the effectiveness of a registration statement.
          Notwithstanding the Company’s position with respect to the foregoing, after conversations between our firm and the Division staff, the Company has decided to remove the shares issuable under the Note from the Registration Statement in order to ameliorate the Division’s concerns. The Company has concluded to take such action even though it was unable to find any interpretations or guidance from the Division prohibiting the registration of the privately placed shares in Amendment No.1. The Company will instead file a separate registration statement in the future to register its privately placed securities. The Company also anticipates that it will use a single prospectus under Rule 429 promulgated under the Securities Act of 1933 pursuant to which it will combine these two registration statements.
          Ebix has notified and consulted with its independent auditor as to the potential need for disclosure of contingent loss liabilities under FAS 5. Ebix’s independent auditor concurs with the Company’s conclusions on these disclosure matters that any contingent loss liability due to the issuance of the Note would be remote.
          If you have further questions or comments feel free to contact the undersigned at (813) 229-4219 or Robert Kerris at (678) 281-2028.
          Thank you.

Very truly yours,
/s/ Richard A. Denmon
Richard A. Denmon

cc:	Robin Raina Robert F. Kerris